Exhibit 99.1

BEST Inc. Announces Unaudited Third Quarter 2022 Financial Results

HANGZHOU, China, November 17, 2022 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia (“SEA”), today announced its unaudited financial results for the third quarter ended September 30, 2022.

Johnny Chou, Founder, Chairman and CEO of BEST, commented, “Ongoing COVID-19 pandemic-related restrictions continued to impact the macro environment in China and SEA, weighing heavily on the logistics industry. Amid the challenging landscape, we delivered good progress in our core business lines. BEST Freight’s growth momentum picked up, showing volume increase both quarter over quarter and year over year. BEST Supply Chain Management (“SCM”) delivered strong top line and bottom line results compared with the same quarter last year.

“In the third quarter of 2022, total Freight volume increased by 4.1% year over year. Its revenue increased by 9.7% and gross loss narrowed by 58.3% compared with the second quarter of 2022. BEST SCM achieved year-over-year revenue growth of 15.2% and its gross margin reached 7.2%, up 3.5 percentage points from the same quarter last year, narrowing SCM’s net loss by 64.3%.

“Southeast Asia market remained challenging in the third quarter. While continuing to improve service quality and efficiency, we focused on expanding small and medium enterprise customer coverage to reduce customer concentration. We also continued to synergize with SCM and Freight in developing cross-border and supply chain business in the region. Despite the challenging environment, we remain bullish on long-term growth opportunities in SEA markets.

“Our efforts in cost reduction and service quality improvement across our business lines have helped us weather the storm. The measures we have taken make our ecosystem stronger and more resilient. Moving forward, we are confident that BEST’s strength in technology, domestic and global supply chain management as well as logistics capabilities will allow us to capture growth opportunities and create long-term value,” concluded Mr. Chou.

Gloria Fan, BEST’s Chief Financial Officer, added, “Despite the headwinds, our third quarter performance was encouraging. Our total revenue for the quarter, excluding UCargo and Capital, decreased slightly by 2.3% year over year but we significantly narrowed our non-GAAP net loss by 16.0%, excluding the one-off gain recognized on selling assets in the third quarter of 2021. We maintained a healthy balance sheet with cash and cash equivalents, restricted cash, and short-term investments of RMB3.3 billion after repurchasing an aggregate principal amount of RMB746.5 million of existing Convertible Senior Notes. Our net cash position was RMB1.1 billion at the end of the quarter. We believe we are well positioned for sustainable growth and profitability as we drive long-term value for our customers through our Freight, integrated Supply Chain Management and Global logistics solutions.”

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FINANCIAL HIGHLIGHTS (1)

For the Third Quarter Ended September 30, 2022:(2)

●	Revenue was RMB2,029.1 million (US$285.3 million), compared with RMB2,824.1 million in the third quarter of 2021. The decrease was primarily due to the winding-down of the BEST UCargo business line and lower Global parcel volume. Revenue generated from UCargo was approximately RMB0.4 million (US$0.06 million), compared with RMB729.9 million in the same quarter of 2021.

●	Gross Loss was RMB39.0 million (US$5.5 million), compared with RMB108.9 million in the third quarter of 2021. The decrease in gross loss was primarily due to improved gross margin from BEST Freight and BEST Supply Chain business lines. Gross Loss Margin was 1.9% for the third quarter of 2022, compared with a Gross Loss Margin of 3.9% in the same period of 2021.

●	Net Loss from continuing operations was RMB378.9 million (US$53.3 million), compared with RMB191.6 million in the third quarter of 2021. Non-GAAP Net Loss from continuing operations(3)(4) was RMB363.0 million (US$51.0 million), compared with RMB223.4 million in the third quarter of 2021. Excluding the one-off gain of RMB208.9 million recognized on selling assets in the third quarter of 2021, non-GAAP net loss has narrowed by RMB69.3 million year over year.

●	Diluted loss per ADS(5) from continuing operations was RMB4.40 (US$0.62), compared with a loss of RMB2.30 in the third quarter of 2021. Non-GAAP diluted loss per ADS(3)(4) from continuing operations was RMB4.20 (US$0.59), compared with a loss of RMB2.71 in the third quarter of 2021.

●	EBITDA(6) from continuing operations was negative RMB335.9 million (US$47.2 million), compared with negative RMB116.7 million in the third quarter of 2021. Adjusted EBITDA(6) from continuing operations was negative RMB320.0 million (US$45.0 million), compared with negative RMB148.4 million in the third quarter of 2021.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year over year comparisons are based on figures before rounding.

(2) In December 2021, BEST sold its China express business, the principal terms of which were previously announced. As a result, China express business has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

(3) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(4) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(5) Diluted earnings/loss per ADS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares expressed in ADS outstanding during the period.

(6) EBITDA represents net income/loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

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BUSINESS HIGHLIGHTS(7)

BEST Freight – In the third quarter of 2022, Freight’s volume increased by 4.1% year over year, while its revenue increased by 9.7% to RMB1,325.8 million compared with the second quarter of 2022. The Company remained focused on developing its e-commerce related business, which contributed 21.1% of total volume in the third quarter of 2022, representing an increase of 0.7% year over year. Freight’s net loss decreased by 36.8% or RMB81.0 million compared with the same quarter of 2021 as we continued to reduce expenses and improve operating efficiency.

BEST UCargo’s operations and financial results are now consolidated with BEST Freight.

BEST Supply Chain Management – In the third quarter of 2022, BEST SCM continued to terminate low margin legacy accounts and penetrate new markets with better unit economics. Its distribution volume increased by 84.5% but total number of orders fulfilled by Cloud OFCs decreased by 14.8% year over year. The total revenue for SCM in the third quarter of 2022 increased by 15.2% to RMB461.5 million year over year, and gross margin improved by 3.5 percentage points to 7.2%, narrowing SCM’s net loss by RMB17.4 million, or 64.3%.

BEST Global – The market in SEA remained challenging in the third quarter of 2022. Along with the relaxed COVID-19 pandemic control measures in the region, there was a noticeable shift in consumer consumption activities from online to offline, which negatively impacted the e-commerce logistics industry. Meanwhile, some major e-commerce platforms increased reliance on their own logistics capabilities and gradually reduced their reliance on third-party logistics service providers. As a result, Global’s parcel volume decreased by 27.1% year over year to 27.0 million in the third quarter of 2022. However, parcel volumes in Vietnam and Singapore increased by 34.4% and 23.5%, and their revenues increased by 42.3% and 45.2%, respectively.

Others

As part of its Strategic Refocusing Program, the Company continued to wind down the Capital business line in the third quarter of 2022 and expects the wind down to be substantially completed by the end of 2022.

(7) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year over year comparisons are based on figures before rounding.

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Key Operational Metrics

	Three Months Ended			% Change YOY
	September 30, 2020	September 30, 2021	September 30, 2022	2021 vs 2020	2022 vs 2021
Freight Volume (Tonne in ‘000)	2,464	2,427	2,527	-1.5%	4.1%
Supply Chain Management Orders Fulfilled (in ‘000)	102,171	103,638	88,288	1.4%	-14.8%
Global Parcel Volume in SEA (in ‘000)	20,754	37,082	27,044	78.7%	-27.1%

FINANCIAL RESULTS (8)

For the Third Quarter Ended September 30, 2022:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 – Breakdown of Revenue by Business Segment

	Three Months Ended
	September 30, 2021		September 30, 2022
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YOY
Total Freight	2,088,228	73.9%	1,325,833	186,383	65.3%	(36.5)%
-Freight	1,358,305	48.1%	1,325,401	186,322	65.3%	(2.4)%
-Legacy UCargo	729,923	25.8%	432	61	0.0%	(99.9)%
Supply Chain Management	400,551	14.2%	461,527	64,880	22.7%	15.2%
Global	298,267	10.6%	211,347	29,711	10.4%	(29.1)%
Others(9)	37,046	1.3%	30,417	4,276	1.6%	(17.9)%
Total Revenue	2,824,092	100.0%	2,029,124	285,250	100.0%	(28.1)%

•	Freight Service Revenue was RMB1,325.8 million (US$186.4 million) for the third quarter of 2022, compared with RMB2,088.2 million in the same period last year, of which, RMB0.4 million and RMB729.9 million were from the legacy UCargo business line, respectively. Freight service revenue, excluding the legacy UCargo business, decreased by 2.4% year over year, primarily due to a 6.1% decrease in average selling price per tonne.

•	Supply Chain Management Service Revenue increased by 15.2% year over year to RMB461.5 million (US$64.9 million) for the third quarter of 2022 from RMB400.6 million in the same period of 2021, primarily due to newly signed customers with high unit economics following our customer structure optimization strategy, as well as improved service capability.

•	Global Service Revenue decreased by 29.1% year over year to RMB211.3 million (US$29.7 million) for the third quarter of 2022 from RMB298.3 million in the same period of 2021, primarily due to decreased parcel volume in Thailand and Malaysia. E-commerce businesses in SEA were impacted by the shift in consumer consumption activities from online to offline and some major e-commerce platforms reduced their reliance on services. However, we continued focusing on expanding our franchisee network and improving service quality, and as a result, revenues in Vietnam and Singapore achieved year-over-year increases of 42.3% and 45.2%, respectively.

(8) All numbers represented the financial results from continuing operations, unless otherwise stated.

(9) “Others” Segment primarily represents Capital business units. Results from UCargo’s legacy contracts with external customers are now reported under “Freight” segment and prior period segment information were retrospectively revised to conform to current period presentation.

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Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 – Breakdown of Cost of Revenue by Business Segment

	Three Months Ended
	September 30, 2021		September 30, 2022			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YOY
Freight	(2,197,843)	105.2%	(1,365,074)	(191,899)	103.0%	(2.2)%
Supply Chain Management	(385,443)	96.2%	(428,190)	(60,194)	92.8%	(3.4)%
Global	(318,420)	106.8%	(255,341)	(35,895)	120.8%	14.0%
Others	(31,281)	84.4%	(19,469)	(2,737)	64.0%	(20.4)%
Total Cost of Revenue	(2,932,987)	103.9%	(2,068,074)	(290,725)	101.9%	(2.0)%

•	Cost of Revenue for Freight was RMB1,365.1 million (US$191.9 million), or 103.0% of revenue, in the third quarter of 2022. The 2.2% year-over-year decrease in cost of revenue as a percentage of revenue was mainly due to improved operational efficiency and effective cost control measures.

•	Cost of Revenue for Supply Chain Management was RMB428.2 million (US$60.2 million), or 92.8% of revenue, in the third quarter of 2022. The 3.4% year-over-year decrease in cost of revenue as a percentage of revenue was primarily due to effective cost control measures and customer structure optimization.

•	Cost of Revenue for Global was RMB255.3 million (US$35.9 million), or 120.8% of revenue, in the third quarter of 2022. The 14.0% year-over-year increase in cost of revenue as a percentage of revenue was primarily due to lower parcel volume.

•	Cost of Revenue for Others was RMB19.5 million (US$2.7 million), or 64.0% of revenue, in the third quarter of 2022, representing a 20.4% year-over-year decrease.

Gross loss was RMB39.0 million (US$5.5 million) in the third quarter of 2022, compared with a gross loss of RMB108.9 million in the third quarter of 2021; Gross Margin was negative 1.9%, compared with negative 3.9% in the third quarter of 2021.

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Operating Expenses

Selling, General and Administrative (“SG&A”) Expenses were RMB275.2 million (US$38.7 million), or 13.6% of revenue in the third quarter of 2022, compared with RMB274.8 million, or 9.7% of revenue in the same quarter of 2021.

Research and Development Expenses were RMB39.6 million (US$5.6 million), or 2.0% of revenue in the third quarter of 2022, compared with RMB42.3 million, or 1.5% of revenue in the third quarter of 2021, primarily due to reduced headcounts.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above were RMB15.9 million (US$2.2 million) in the third quarter of 2022, compared with RMB26.9 million in the same period of 2021. Of the total SBC expenses, RMB0.09 million (US$0.01 million) was allocated to cost of revenue, RMB0.7 million (US$0.1 million) was allocated to selling expenses, RMB13.9 million (US$2.0 million) was allocated to general and administrative expenses, and RMB1.2 million (US$0.2 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss from continuing operations

Net Loss from continuing operations in the third quarter of 2022 was RMB378.9 million (US$53.3 million), compared with RMB191.6 million in the same period of 2021. Excluding SBC expenses and gain from appreciation of investment, Non-GAAP Net Loss from continuing operations in the third quarter of 2022 was RMB363.0 million (US$51.0 million), compared with RMB223.4 million in the third quarter of 2021.

Diluted loss per ADS and Non-GAAP diluted loss per ADS from continuing operations

Diluted loss per ADS from continuing operations in the third quarter of 2022 was RMB4.40 (US$0.62), compared with a loss of RMB2.30 in the same period of 2021. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment, Non-GAAP diluted loss per ADS from continuing operations in the third quarter of 2022 was RMB4.20 (US$0.59), compared with a loss of RMB2.71 in the third quarter of 2021. A reconciliation of non-GAAP diluted loss per ADS to diluted loss per ADS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin from continuing operations

Adjusted EBITDA from continuing operations in the third quarter of 2022 was negative RMB320.0 million (US$45.0 million), compared with negative RMB148.4 million in the same period of 2021. Adjusted EBITDA Margin from continuing operations in the third quarter of 2022 was negative 15.8%, compared with negative 5.3% in the same period of 2021.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of September 30, 2022, cash and cash equivalents, restricted cash and short-term investments were RMB3.3 billion (US$468.4 million), compared with RMB2.9 billion as of September 30, 2021. In September 2022, the Company bought back an aggregate principal amount of US$105.1 million (RMB746.5 million) of its existing 1.75% Convertible Senior Notes due 2024.

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Capital Expenditures (“CAPEX”)

CAPEX was RMB48.1 million (US$6.8 million) or 2.4% of total revenue in the third quarter of 2022, compared with CAPEX of RMB11.8 million, or 0.4% of total revenue, in the same period of 2021.

SHARES OUTSTANDING

As of November 8, 2022, the Company had approximately 393.0 million ordinary shares outstanding(10). Each American Depositary Share represents five (5) Class A ordinary shares.

FINANCIAL GUIDANCE

Due to the uncertainties relating to the macro environment, the Company is not providing any financial guidance or revenue outlook at this time. BEST is driving each of its business units toward a speedy recovery as the COVID-19 pandemic related restrictions ease.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 8:00 pm U.S. Eastern Time on November 16, 2022 (9:00 am Beijing Time on November 17, 2022), to discuss its financial results and operating performance for the third quarter of 2022.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
Mainland China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 4725664

A replay of the conference call will be accessible through November 23, 2022 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 8040204

Please visit the Company's investor relations website to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

(10) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

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ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and SEA. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Helen Wu

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com]

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST's ability to maintain and enhance its ecosystem; BEST's ability to compete effectively; BEST's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/income margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, and non-GAAP Diluted earnings/loss per ADS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

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Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Freight	2,088,228	1,325,833	186,383	6,390,417	3,627,082	509,887
-Freight	1,358,305	1,325,401	186,322	3,931,359	3,607,081	507,075
-Legacy UCargo	729,923	432	61	2,459,058	20,001	2,812
Supply Chain Management	400,551	461,527	64,880	1,327,767	1,321,473	185,770
Global	298,267	211,347	29,711	863,291	721,227	101,388
Others	37,046	30,417	4,276	119,507	92,895	13,059
Total Revenue	2,824,092	2,029,124	285,250	8,700,982	5,762,677	810,104
Cost of Revenue
Freight	(2,197,843)	(1,365,074)	(191,899)	(6,435,898)	(3,837,911)	(539,525)
Supply Chain Management	(385,443)	(428,190)	(60,194)	(1,245,479)	(1,233,307)	(173,376)
Global	(318,420)	(255,341)	(35,895)	(912,119)	(817,573)	(114,933)
Others	(31,281)	(19,469)	(2,737)	(78,464)	(78,967)	(11,101)
Total Cost of Revenue	(2,932,987)	(2,068,074)	(290,725)	(8,671,960)	(5,967,758)	(838,934)
Gross Loss/(Profit)	(108,895)	(38,950)	(5,476)	29,022	(205,081)	(28,830)
Selling Expenses	(67,327)	(62,241)	(8,750)	(187,198)	(183,297)	(25,767)
General and Administrative Expenses	(207,505)	(212,921)	(29,932)	(599,726)	(680,607)	(95,678)
Research and Development Expenses	(42,259)	(39,632)	(5,571)	(129,910)	(114,934)	(16,157)
Other operating income/(loss), net	7,688	(14,185)	(1,994)	148,230	105,430	14,821
Loss from Operations	(418,298)	(367,929)	(51,723)	(739,582)	(1,078,489)	(151,612)
Interest Income	7,562	19,981	2,809	31,923	61,153	8,597
Interest Expense	(39,924)	(20,569)	(2,892)	(113,441)	(72,729)	(10,224)
Foreign Exchange Gain/(loss)	1,081	(98,628)	(13,865)	370	(201,048)	(28,263)
Other Income	268,106	2,657	374	314,366	23,765	3,341
Other Expense	(9,107)	(464)	(65)	(20,596)	19,578	2,752
Gain on changes in the fair value of derivative assets/liabilities	-	86,108	12,105	-	149,196	20,974
Loss before Income Tax and Share of Net Loss of Equity Investees	(190,580)	(378,844)	(53,257)	(526,960)	(1,098,574)	(154,435)
Income Tax Expense	(1,051)	(93)	(13)	(2,698)	(405)	(57)
Loss before Share of Net loss of Equity Investees	(191,631)	(378,937)	(53,270)	(529,658)	(1,098,979)	(154,492)
Share of Net Loss of Equity Investees	(16)	-	-	(58)	-	-
Net Loss from continuing operations	(191,647)	(378,937)	(53,270)	(529,716)	(1,098,979)	(154,492)
Net loss from discontinued operations	(459,188)	(8,904)	(1,252)	(1,205,911)	(6,677)	(939)
Net Loss	(650,835)	(387,841)	(54,522)	(1,735,627)	(1,105,656)	(155,431)
Net Loss from continuing operations attributable to non-controlling interests	(12,623)	(33,248)	(4,674)	(23,552)	(83,382)	(11,722)
Net Loss attributable to BEST Inc.	(638,212)	(354,593)	(49,848)	(1,712,075)	(1,022,274)	(143,709)

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Summary of Unaudited Condensed Consolidated Balance Sheets

(In Thousands)

	As of December 31,2021	As of September 30, 2022
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	3,571,745	767,359	107,874
Restricted Cash	675,159	251,152	35,306
Accounts and Notes Receivables	827,631	821,680	115,510
Inventories	25,622	20,820	2,927
Prepayments and Other Current Assets	1,172,472	922,893	129,738
Short-term Investments	147,359	836,802	117,636
Amounts Due from Related Parties	125,198	59,575	8,375
Lease Rental Receivables	298,364	74,127	10,421
Total Current Assets	6,843,550	3,754,408	527,786
Non-current Assets
Property and Equipment, Net	762,642	757,470	106,483
Intangible Assets, Net	55,684	70,233	9,873
Long-term Investments	219,171	189,171	26,593
Goodwill	54,135	54,135	7,610
Non-current Deposits	92,866	41,473	5,830
Other Non-current Assets	111,640	75,626	10,631
Restricted Cash	1,069,244	1,476,649	207,584
Lease Rental Receivables	235,429	71,534	10,056
Operating Lease Right-of-use Assets	1,899,522	1,709,283	240,287
Total non-current Assets	4,500,333	4,445,574	624,949
Total Assets	11,343,883	8,199,982	1,152,735
Liabilities and Shareholders’ Equity
Current Liabilities
Long-term borrowings-current	287,814	110,539	15,539
Convertible Senior Notes held by related parties	633,475	1,065,224	149,747
Convertible Senior Notes held by third parties	633,475	78	11
Short-term Bank Loans	530,495	126,288	17,753
Accounts and Notes Payable	1,353,150	1,533,502	215,576
Income Tax Payable	587	1,543	217
Customer Advances and Deposits and Deferred Revenue	298,353	260,099	36,564
Accrued Expenses and Other Liabilities	1,591,639	1,143,195	160,708
Financing Lease Liabilities	1,851	1,872	263
Operating Lease Liabilities	518,248	501,296	70,471
Amounts Due to Related Parties	2,763	12,443	1,749
Total Current Liabilities	5,851,850	4,756,079	668,599

11

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)

(In Thousands)

	As of December 31, 2021	As of September 30, 2022
	RMB	RMB	US$
Non-current Liabilities
Convertible senior notes held by related parties	955,097	-	-
Long-term borrowings	67,080	15,828	2,225
Operating Lease Liabilities	1,456,843	1,273,950	179,089
Financing Lease Liabilities	2,121	1,428	201
Other Non-current Liabilities	24,261	27,913	3,924
Long-term Bank Loans	769,767	944,808	132,819
Total Non-current Liabilities	3,275,169	2,263,927	318,258
Total Liabilities	9,127,019	7,020,006	986,857
Mezzanine Equity:
Convertible Non-controlling Interests	191,865	191,865	26,972
Total mezzanine equity	191,865	191,865	26,972
Shareholders’ Equity
Ordinary Shares	25,988	25,988	3,653
Treasury Shares	(113,031)	-	-
Additional Paid-In Capital	19,522,173	19,465,841	2,736,465
Statutory reserves	167	-	-
Accumulated Deficit	(17,471,716)	(18,550,280)	(2,607,757)
Accumulated Other Comprehensive Income	107,379	118,635	16,677
BEST Inc. Shareholders’ Equity	2,070,960	1,060,184	149,038
Non-controlling Interests	(45,961)	(72,073)	(10,132)
Total Shareholders’ Equity	2,024,999	988,111	138,906
Total Liabilities, Mezzanine Equity and Shareholders’ Equity	11,343,883	8,199,982	1,152,735

12

Summary of Unaudited Condensed Consolidated Statements of Cash Flows

(In Thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in continuing operating activities	(236,492)	(250,375)	(35,197)	(382,503)	(809,772)	(113,836)
Net cash used in discontinued operating activities	(921,754)	(7,917)	(1,113)	(1,525,286)	(66,174)	(9,303)
Net cash used in operating activities	(1,158,246)	(258,292)	(36,310)	(1,907,789)	(875,946)	(123,139)
Net cash generated from/(used in) continuing investing activities	1,159,859	891,756	125,361	1,753,752	(88,780)	(12,480)
Net cash used in discontinued Investing activities	(104,948)	-	-	(350,688)	-	-
Net cash generated from/(used in) investing activities	1,054,911	891,756	125,361	1,403,064	(88,780)	(12,480)
Net cash (used in)/generated from continuing financing activities	353,528	(982,052)	(138,055)	508,734	(1,948,848)	(273,965)
Net cash used in discontinued financing activities	(294,139)	-	-	(807,259)	-	-
Net cash used in financing activities	59,389	(982,052)	(138,055)	(298,525)	(1,948,848)	(273,965)
Exchange Rate Effect on Cash and Cash Equivalents, and Restricted Cash	3,895	44,482	6,253	(26,520)	92,586	13,016
Net decrease in Cash and Cash Equivalents, and Restricted Cash	(40,051)	(304,106)	(42,751)	(829,770)	(2,820,988)	(396,568)
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	3,419,402	2,799,266	393,515	4,209,121	5,316,148	747,332
Cash and Cash Equivalents, and Restricted Cash at End of Period	3,379,351	2,495,160	350,764	3,379,351	2,495,160	350,764
Less: Cash and Cash Equivalents, and Restricted Cash held for sales at end of the Period	511,696	-	-	511,696	-	-
Cash and Cash Equivalents, and Restricted Cash from continuing operations at End of Period	2,867,655	2,495,160	350,764	2,867,655	2,495,160	350,764

13

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net (loss)/income to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 3 – Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended September 30, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(11)	Total
Net Loss	(138,749)	(9,664)	(110,426)	(48,601)	(71,497)	(378,937)
Add
Depreciation & Amortization	19,417	8,397	6,531	1,976	6,025	42,346
Interest Expense	-	-	-	-	20,569	20,569
Income Tax Expense	-	(22)	-	115	-	93
Subtract
Interest Income	-	-	-	-	(19,981)	(19,981)
EBITDA	(119,332)	(1,289)	(103,895)	(46,510)	(64,884)	(335,910)
Add
Share-based Compensation Expenses	2,511	1,314	1,354	23	10,694	15,896
Adjusted EBITDA	(116,821)	25	(102,541)	(46,487)	(54,190)	(320,014)
Adjusted EBITDA Margin	-8.8%	0.0%	-48.5%	-152.8%	-	-15.8%

	Three Months Ended September 30, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net Income/(Loss)	(219,708)	(27,069)	(68,869)	(25,181)	149,180	(191,647)
Add
Depreciation & Amortization	20,767	9,055	4,981	397	6,363	41,563
Interest Expense	-	-	-	-	39,924	39,924
Income Tax Expense	-	(130)	-	1,182	(1)	1,051
Subtract
Interest Income	-	-	-	-	(7,562)	(7,562)
EBITDA	(198,941)	(18,144)	(63,888)	(23,602)	187,904	(116,671)
Add
Share-based Compensation Expenses	3,459	2,160	2,068	171	19,038	26,896
Subtract
Gain from appreciation of investments	-	-	-	-	(58,643)	(58,643)
Adjusted EBITDA	(195,482)	(15,984)	(61,820)	(23,431)	148,299	148,418
Adjusted EBITDA Margin	-9.4%	-4.0%	-20.7%	-63.2%	-	-5.3%

(11) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

14

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net (loss)/income to non-GAAP net Income/(loss), non-GAAP net Income/(loss) margin for the periods indicated:

Table 4 – Reconciliation of Non-GAAP Net (Loss)/Income and Non-GAAP Net (Loss)/Income Margin

	Three Months Ended September 30, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net Loss	(138,749)	(9,664)	(110,426)	(48,601)	(71,497)	(378,937)
Add
Share-based Compensation Expenses	2,511	1,314	1,354	23	10,694	15,896
Non-GAAP Net Loss	(136,238)	(8,350)	(109,072)	(48,578)	(60,803)	(363,041)
Non-GAAP Net Loss/Margin	-10.3%	-1.8%	-51.6%	-159.7%	-	-17.9%

	Three Months Ended September 30, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net Income/(Loss)	(219,708)	(27,069)	(68,869)	(25,181)	149,180	(191,647)
Add
Share-based Compensation Expenses	3,459	2,160	2,068	171	19,038	26,896
Subtract
Gain from appreciation of investments	-	-	-	-	(58,643)	(58,643)
Non-GAAP Net (Loss)/Income	(216,249)	(24,909)	(66,801)	(25,010)	109,575	(223,394)
Non-GAAP Net (Loss)/Income Margin	-10.4%	-6.2%	-22.4%	-67.5%	-	-7.9%

15

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s diluted loss per ADS to Non-GAAP diluted loss per ADS for the periods indicated:

Table 5 – Reconciliation of diluted loss per ADS and Non-GAAP diluted loss per ADS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022		2022
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(345,689)	(48,596)	(1,015,597)	(142,770)
Add
Share-based Compensation Expenses	15,896	2,234	56,518	7,945
Non-GAAP Net Loss Attributable to Ordinary Shareholders	(329,793)	(46,362)	(959,079)	(134,825)
Weighted Average Diluted Ordinary Shares Outstanding During the Quarter
Diluted	392,842,492	392,842,492	388,632,377	388,632,377
Diluted (Non-GAAP)	392,842,492	392,842,492	388,632,377	388,632,377
Diluted loss per ordinary share	(0.88)	(0.12)	(2.61)	(0.37)
Add
Non-GAAP adjustment to net loss per ordinary share	0.04	0.00	0.14	0.02
Non-GAAP diluted loss per ordinary share	(0.84)	(0.12)	(2.47)	(0.35)

Diluted loss per ADS	(4.40)	(0.62)	(13.07)	(1.84)
Add
Non-GAAP adjustment to net loss per ADS	0.20	0.03	0.73	0.11
Non-GAAP diluted loss per ADS	(4.20)	(0.59)	(12.34)	(1.73)

16